SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/22/13


1. NAME OF REPORTING PERSON
Opportunity Partners, LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus Fund, LP,
MCM Opportunity Partners, LP, and Bulldog Investors General Partnership (collectively, "Bulldog Investors Group of Funds").


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,171,189

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,171,189
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,171,189

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.70%

14. TYPE OF REPORTING PERSON

IC
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of HF2 Financial Management Inc.
("HTWO" or the "Issuer").
The principal executive offices of HTWO are located at

999 18th Street STE 3000
Denver CO 80202


Item 2. IDENTITY AND BACKGROUND
This Schedule 13D is filed on behalf of Bulldog Investors Group of Funds, which consists of the following:
Opportunity Partners, LP (an Ohio limited partnership), Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd. (a Cayman Islands exempted company), Full Value Partners, LP, Opportunity Income Plus Fund, LP, MCM Opportunity Partners, LP, and
Bulldog Investors General Partnership (a general partnership certified to do business in New York). Each member of the group, unless otherwise indicated, is a Delaware limited partnership. The principal business of each member of the group is trading and investing in securities.
The address of the principal office of each member is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(d) n/a

(e) On October 17, 2007, the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors General Partnership, Opportunity Partners, LP, Full Value Partners, LP,
Opportunity Income Plus Fund, LP, and certain related parties (collectively, the "Respondents") $25,000 for operating a non-password protected website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.

(f) n/a



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been purchased with the working capital of each member of the group.


ITEM 4. PURPOSE OF TRANSACTION
The shares of HTWO reported herein are for investment purposes.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the S-1/A filed on March 21, 2013, there were 20,539,875 shares outstanding as of March 21, 2013. The percentage set forth herein was derived using such number. The Bulldog Investors Group of Funds beneficially owns 1,171,189 shares of HTWO (or 5.70% of the outstanding shares). The Bulldog Investors Group of Funds has sole power to dispose of and vote the 1,171,189 shares.

c) During the past 60 days the following shares of HTWO were purchased:


Date:		        Shares:		Price:
3/22/13			945,249		10.0000
3/27/13			100,000	        10.0000 (Sponsor Shares)
4/01/13			12,970	        10.0000 (Sponsor Shares)


d) NA

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
The Bulldog Investors Group of Funds has agreed to vote its shares for any transaction that the board approves.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/30/2013

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

BULLDOG INVESTORS GENERAL PARTNERSHIP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the Managing General Partner